[LETTERHEAD OF EPICEPT CORPORATION]
October 18, 2010
Mr. Jim B. Rosenberg
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	EpiCept Corporation Form 10-K for the year ended December 31, 2009 Filed March 15, 2010 File No. 000-51290
Dear Mr. Rosenberg:
This letter is submitted in response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission in your letter of September 28, 2010 (the “Letter”) regarding the above-captioned filing of EpiCept Corporation (the “Company”).
This letter contains, for review by the Staff, the Company’s proposed responses to the comments contained in the Letter. We are providing the text of the comments included in the Letter in bold for convenience purposes.
Item 11. Executive Compensation
Compensation Discussion and Analysis, page 61
1. We note your response to prior comment three. Please expand your proposed disclosure to disclose the one objective that was not achieved by Dr. Bhagwat and indicate in what ways Dr. Allard exceeded the objectives for his contributions to the Health Canada NDS filing and EpiCept NP-1 CPN study. Also, please tell us whether any of the objectives for the named executive officers were weighted. If they were, please expand your proposed disclosure to disclose how each objective was weighted.
We propose to include the expanded disclosure attached hereto as Rider A in the amended 10-K with respect to the bonuses for Drs. Allard and Bhagwat. The performance objectives for the named executive officers were not weighted.

Summary Compensation Table, page 65
2. We note your response to our prior comment five. Please confirm that your amended Form 10-K will report the annual cash bonuses paid in 2010 as 2009 compensation and that you will revise the compensation for prior years accordingly.
We hereby confirm that the amended Form 10-K will report the annual cash bonuses paid in 2010 as 2009 compensation and that we will revise the compensation for prior years accordingly.
Exhibits 31.1 and 31.2
3. Please provide the language you propose to include in the amendment in response to previous comment six.
We propose to include the following paragraph 4 in exhibits 31.1 and 31.2:
“4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and”

* * *
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Robert W. Cook
Robert W. Cook
Senior Vice President & Chief Financial Officer

RIDER A
“Stephane Allard. The Committee established several objectives for consideration of Dr. Allard’s 2009 performance, all of which were achieved or exceeded. Objectives related to Ceplene included the initiation of the biomarker study in Europe and related activities required to address EMEA post-approval commitments, the design and implementation of a NDA filing strategy for Ceplene in the US, and support of other marketing and regulatory activities. Objectives related to other company product candidates concerned the completion of various statistical analyses and study reports, and oversight of ongoing clinical trials. Dr. Allard exceeded his objectives for the Health Canada NDS filing for Ceplene due to the complexity of the task, the minimal resources consumed and the time involved. He additionally worked to accelerate the recruitment of the NP-1 CPN study by working with the investigator steering group to modify the protocol.
The Committee determined that Dr. Allard had achieved all of the objectives set for him and, with respect to his contributions to the Health Canada NDS filing and EpiCept NP-1 CPN study, exceeded those objectives, and awarded him a bonus for 2009 of $93,150, which was 115% of his target bonus.
Dileep Bhagwat. The Committee established several objectives for consideration of Dr. Bhagwat’s performance, one of which was not achieved. Achieved objectives relating to Ceplene included securing the appropriate supplies required for a commercial launch in Europe and the post-approval clinical studies, facilitating the completion of the CMC component and other assigned sections of the Ceplene NDA filing, and leading efforts to gain regulatory approval in Canada. Dr. Bhagwat did not meet one performance compensation objective, which resulted in a delay in a US regulatory filing for Ceplene. Other objectives included ensuring adequate supply of product for clinical trials of other compounds and internal objectives related to staffing and administration.
The Committee determined that Mr. Bhagwat had achieved 85% of the objectives set for him, and awarded him a bonus for 2009 of $68,850, which was 85% of his target bonus.”